SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )

Xenogen Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98410R108

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

CUSIP No. 98410R108	13G	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EuclidSR Partners, L.P. 13-4107557
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 947,319* shares 6. SHARED VOTING POWER - N/A 7. SOLE DISPOSITIVE POWER 947,319* shares 8. SHARED DISPOSITIVE POWER -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,319*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON PN

*	Includes 5,715 shares granted to the reporting person on July 19, 2004 pursuant to the Issuer's 2004 Director Stock Plan which will not fully vest until July 2005. The reporting person is obligated to transfer any shares issued, to ESR and disclaims beneficial ownership of these shares.

Item 1   (a)    Name of Issuer:
         Xenogen Corporation

   1(b)    Address of Issuer' s Principal Executive Offices:

         860 Atlantic Avenue
         Alameda, CA 94501

Item 2   (a)    Name of Person Filing:

        EuclidSR Partners, L.P.

   2(b)    Address of Principal Business Office or, if none, Residence:

    45 Rockefeller Plaza, Suite 3240
    New York, NY  10111

   2(c)    Citizenship:
       Delaware

   2(d)    Title of Class of Securities:
         Common Stock

   2(e)    CUSIP Number:
         98410R108

Item 3        Not applicable; the reporting person is filing pursuant to Rule 13d-1(d).

Item 4        Ownership:

   4(a)    Amount beneficially owned:
         947,319 shares*

   4(b)    Percent of Class:
         6.2%

   4(c)    Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote:
           947,319 shares*

         (ii)     shared power to vote or to direct the vote:
              __N/A______

Page 3 of 4 Pages

         (iii)      sole power to dispose or to direct the disposition of:
              947,319 * shares

         (iv)       shared power to dispose or to direct the disposition of:
              __N/A______

Item 5        Ownership of Five Percent or Less of a Class:
         Not Applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person:
         N/A

Item 7        Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
         Not Applicable.

Item 8        Identification and Classification of Members of the Group:
         Not Applicable.

Item 9        Notice of Dissolution of Group:
         Not Applicable.

Item 10        Certification:
    This certification is not required as the filing person is filing pursuant to 13d-1(d).

*
Includes 5,715 shares granted to the reporting person on July 19, 2004 pursuant to the Issuer's 2004 Director Stock Plan which will not fully vest until July 2005. The reporting person is obligated to transfer any shares issued, to ESR and disclaims beneficial ownership of these shares.

EuclidSR Partners, L.P.
By: /s/ Annette Harris

Name: Annette Harris
Title: Controller

February 14, 2005

Page 4 of 4 Pages